

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 21, 2020

Nick Bhargava
Acting Chief Financial Officer
Groundfloor Yield LLC
600 Peachtree Street, Suite 810
Atlanta, GA 30308

> **Re: Groundfloor Yield LLC**
> **Amended Draft Offering Statement on Form 1-A**
> **Submitted June 29, 2020**
> **CIK No. 0001810007**

Dear Mr. Bhargava:

We have reviewed your amended draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 19, 2020 letter.

Amended Offering Statement on Form 1-A

General

1. We note your response to comment 2. We are still considering your response and may have further comment.

2. We note your response to comments 1 and 3. Please advise us why you believe your notes offering should not be aggregated under Rule 251(a)(2) with offerings by GFI or with GRE1. In your response please address the extent to which:
    - the management team and personnel cited in response to comment 1 will conduct your operations concurrently with the operations of GFI and GRE1;
    - proceeds from the notes could be used alongside proceeds from offerings by Groundfloor Finance and affiliates to fund the origination of loans. You state that

proceeds of the notes will be provided to GFI and GRE1, which will then originate loans using the proceeds. It appears your affiliates currently use proceeds of LRO, equity and other offerings for the same purpose. We also note the statement on page 4 that funds from this offering "may be added to funds from Groundfloor Finance's direct lending account, GRE 1's direct lending account and funds from institutional and individual investors to collectively fund the loans;"

- proceeds from the notes could be used for general corporate purposes of GFI and GRE1;
- proceeds from GFI and GRE1 offerings could be used to assist you in commencing your operations; and
- this offering is a distinct investment opportunity from both GFI's and GRE1's offerings.

Groundfloor Yield Notes, page 6

3.   We have considered your response to comment 7. We note your statement that GFY Notes will occur on a continuous basis and will not be tied to the origination of any specific loan or loans by GFI or any other originator. However, given the interdependence of your business process as described within disclosures on pages 16 and 17, it appears the quality of investments in your GFY Notes and potential for return on such investments are indirectly tied to the characteristics of the loans to be funded by such proceeds. Given this apparent interdependence, please elaborate on why you believe summary information of characteristics underlying loan portfolios earmarked for funding by Groundfloor Yield Notes would not be necessary for investors to make an initial investment decision. In your response, please clarify whether any potential loan portfolios have been specifically identified for funding by the Groundfloor Yield Notes and to the extent known trends or demands related to such loan portfolios impact your operations, please tell us how you considered revising your disclosure to provide summary characteristics of such loan portfolios and pro forma financial information to reflect the funding of such identified loans and/or portfolios of loans.

4.   Please provide us, and revise your disclosure to include, a more detailed discussion of your loan funding processes. In your response, please address the fact that disclosures on page 18 indicate that GRE1 and GRE2 acquire loans from GFH, while you indicate on page 17 that GRE1 and GRE2 receive loans from GFY. In addition, given the five day term of the GFY notes and the potential holding periods of up to 30 days by both you and GFH before being sold to you or assigned by you, respectively, please clarify and/or reconcile how you will manage repayment of the initial maturity on the first round of GFY notes sold. To the extent repayment will be funded by sources other than proceeds from GFH, please identify such sources of liquidity.

Financial Statements, page 30

5.   We have considered your response to comment 10. We note your statement that GFY will be financially independent from GFI and therefore audited financial statements or other

financial information with respect to GFI should not be included. However, given the interdependence of your business process, as described within disclosures on pages 16 and 17, with other Groundfloor entities and the short five day term of your GFY notes, although there is no explicit financial support, it remains unclear how your financial viability is not implicitly tied to Groundfloor Finance, Inc. Given such facts and circumstances, please further clarify why inclusion of audited financial statements, or some other financial information, of Groundfloor Finance, Inc. within your Offering Statement are not necessary.

Independent Auditors' Report, page F-1

6. We note your response to comment 11 and proposal to include audit report in a subsequent filing. Please confirm that an auditor has been engaged and an audit of your financial statements have been performed. Please revise your filing accordingly to include such audit report.

You may contact Wilson Lee at 202-551-3468 or Jeffrey Lewis at 202-551-6216 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or James Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Brian Korn, Esq.